

Mail stop 3720

June 3, 2010

Via U.S. Mail and Facsimile to (813) 552-2970

David L. Dunkel
Chairman of the Board and CEO
Kforce Inc.
1001 East Palm Avenue
Tampa, FL 33605

> **RE:** **Kforce Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 000-26058**

Dear Mr. Dunkel:

We have reviewed your filing and have the following comments. Please tell us whether you will comply with our comments in future filings. Where indicated, we think you should revise your document in response to these comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure and, after reviewing this information, we may raise additional comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Foreign Pension Plan, page 55

1. The calculation of defined benefit pension plan obligations is highly subjective and can often vary significantly based on changes in assumptions. In light of this, please expand your disclosure related to the company's foreign pension plan. Explain the details of the plan and how the company calculated the estimated aggregated projected annual benefit payments.

2.   Further, it is unclear where and how this liability is presented in your balance sheet. Please advise.

14. Stock Incentive Plans, page 60

3.   We note from your disclosure on pages 62 and 63 that you value your restricted stock, including PARS, based on their intrinsic value. Please explain your methodology in more detail and clarify whether the value is based on the market value of your common stock. Include reference to authoritative literature used as guidance.

Definitive Proxy Statement filed April 30, 2010

Compensation Discussion and Analysis, page 19

Annual Incentive Compensation, page 23

4.   In the fourth and fifth paragraphs on page 24, you disclose that the Incentive Bonus will range from 50% to 400% of the total targeted payout based on different levels of achievement of the EPS and total revenue performance targets under Alternative #1 or will range up to 275% of the total targeted payout of Incentive Bonus based on your revenue as compared to the 2009 Industry Peer Group. Please explain specifically how the payouts match with different levels of achievement. Consider using a table to show, for instance, how a certain amount of revenues matched with a certain payout. Further, please explain whether the scaling was pro rata or otherwise.

Long Term Incentives, page 25

5.   In the fifth paragraph on page 26, you disclose that ATLI grants will be measured over 2009 to 2011 and the payouts will be determined based on your common stock performance as compared to your peer group. Please provide more detail regarding the performance measures that determine the ALTI payouts. Please also supplement your disclosure in footnote 3 to the Grants of Plan-Based Awards Table on page 30.

6.   In the table on page 27, you disclose the equity grants you made to your NEOs for your 2009 performance. Please discuss in more detail why you chose to make a certain level of grant and the type of grant (such as PARS versus RS).

*   *   *   *

        Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Robert Bartelmes at (202) 551-3354 with any other questions.

Sincerely,

/s/ Robert F. Bartelmes for
Larry Spirgel
Assistant Director